Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West announces its results for the second quarter ended June 30,
     2008

     CALGARY, Aug. 7 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE)
is pleased to announce record funds flow for the second quarter ended June 30,
2008.
     <<
     -------------------------------------------------------------------------

     Business Strategy

     -   In 2008, Penn West successfully continued its strategy of acquiring high quality conventional assets weighted to light oil with potential for future exploitation using new completions technology and enhanced oil recovery. Including the Petrofund acquisition in June 2006 and the Vault and Canetic acquisitions in January 2008, Penn West acquired in excess of 424 million barrels of proved plus probable reserves weighted approximately 60 percent to light oil for
         $9.6 billion, of which over 70 percent was funded by the issue of equity. The economics of these acquisitions were considered using benchmark average WTI oil prices of approximately US$70.00 per barrel and average AECO natural gas prices of approximately $6.50 per GJ. In part to protect the economics associated with these transactions, hedges on oil and natural gas prices were entered on a portion of production. This strategy, coupled with the substantial increases in oil and natural gas prices to date in 2008, has led to record funds flow(1) and substantial increases to Penn West's net asset value(1).
         Approximately 60 percent of our second half 2008 production,
         75 percent of our 2009 production and 95 percent of our 2010 production remains unhedged.

     Business Environment

     -   Crude oil prices remained strong throughout the second quarter of
         2008. NYMEX WTI crude oil prices increased in the second quarter to average US$124.00 per barrel compared to US$97.95 per barrel in the first quarter of 2008 and US$65.02 per barrel in the second quarter of 2007. Energy demand in the Middle East, Russia and Asia remains high and it is expected that the demand growth over the next few years will be at rates higher than the growth in supply.
     -   Natural gas prices also increased significantly in the first six months of 2008. The AECO Monthly Index averaged $8.86 per GJ in the second quarter compared to $6.75 per GJ in the first quarter of this year and $6.99 per GJ in the second quarter of last year. Increases in demand in both Europe and Asia resulted in reduced LNG exports to the U.S. which reduced supply. Offsetting this was high drilling activity in several large unconventional shale gas plays and new production predominately from the U.S. Rockies.

     Financial

     -   Record funds flow of $753 million in the second quarter of 2008 was
         131 percent higher than the $326 million realized in the second quarter of 2007. On a per unit-basis(1) funds flow increased to
         $2.00 per unit-basic in the second quarter of 2008, an increase of
         46 percent from $1.37 per unit-basic in the second quarter of 2007.
     -   The net loss in the second quarter of 2008 was $323 million ($0.86 per unit-basic) compared to a net loss of $186 million ($0.77 per unit-basic) in the second quarter of 2007 due to non-cash charges related to risk management activities in the 2008 period of
         $837 million and the non-cash charge of $326 million related to the enactment of the SIFT tax in the 2007 period. Penn West hedged a portion of its production to protect our balance sheet as well as planned distribution and capital programs.
     -   The netback(1) of $47.84 per boe(2) in the second quarter of 2008 was 52 percent higher than the second quarter of 2007.

     (1) The terms "funds flow", "funds flow per unit-basic", "net asset value" and "netbacks" are non-GAAP measures. Please see "Non-GAAP
         Measures Advisory" and "Calculation of Funds Flow" below.
     (2) Please see "Oil and Gas Information Advisory" below for information regarding the term "boe".

     Operations

     -   Production averaged 190,515 boe per day in the second quarter of 2008 compared to 126,599 boe per day reported in the second quarter of
         2007. Production in the quarter was negatively impacted by approximately 8,000 boe per day due to the Spectra McMahon turnaround, other processing facility turnarounds and interruptions of a temporary nature.
     -   Reported crude oil and NGL production averaged 109,417 barrels per day and natural gas production averaged approximately 487 mmcf per day in the second quarter of 2008.
     -   Capital expenditures were $247 million in the second quarter of 2008 including $16 million of net asset acquisitions. A total of 23 net wells were drilled with a success rate of 91 percent.

     Distributions

     -   Penn West's Board of Directors recently resolved to keep the Trust's distribution level at $0.34 per unit per month for the months of
         August, September and October subject to maintenance of current forecasts of commodity prices, production levels and planned capital expenditures.

     Endev Acquisition

     -   On July 22, 2008, Penn West announced the closing of the acquisition of Endev Energy Inc. ("Endev"). The acquisition is expected to add approximately 3,500 boe per day weighted approximately 78 percent to natural gas and 22 percent to liquids. The assets acquired enhance existing Penn West operations, most notably in southeast Alberta, and also add approximately 100,000 net undeveloped acres of land.

     Regulatory Update

     -   The new royalty framework continues to be under review with the objective of avoiding "unintended consequences" of the plan. In June
         2008, the Government of Alberta discussed the possibility of further changes to the royalty framework, however, no specific items were identified and no timeframe for future changes was announced.
     -   In July 2008, the Alberta government announced that it will create a
         $2 billion fund to advance carbon capture and storage (CCS) projects in the province. Alberta has issued a request for expressions of interest in CCS projects. The intent of the request is to identify projects with the greatest potential of being built quickly and capable of having a significant impact on reducing greenhouse gas emissions.

     Financing

     -   On May 29, 2008, Penn West Petroleum Ltd. (the "Company") closed the issuance of US$480 million and CAD$30 million of senior unsecured notes on a private placement basis, primarily in the United States,

         maturing in eight to 12 years and bearing interest at 6.12 percent to
         6.40 percent with an average rate of approximately 6.25 percent. The
         Company used the proceeds to repay advances on its bank facilities.
     -   In June 2008, the Company completed all requirements to enable the sale of trust units by way of "at-the-market distributions" on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units at its discretion during a period of up to 25 months. The net proceeds from the sale of trust units issued under the facility, if any, will be used to repay debt or fund future growth
         opportunities. To date, no trust units have been issued under the facility.
     -   On July 31, 2008, the Company issued 57 million pounds sterling of senior unsecured notes, through a private placement in the United
         Kingdom, maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of the notes, the Company entered into contracts to swap the principal of the placement to approximately
         $114 million bearing interest in Canadian dollars at 6.95 percent.
         The Company used the proceeds to repay advances on its bank facilities.

     Governance

     -   At Penn West's Annual General Meeting on June 2, 2008, our
         unitholders approved resolutions including the addition of Jack
         Schanck as a director. Mr. Schanck, a geologist, brings to Penn
         West's Board over 30 years of U.S. and Canadian oil and gas experience including roles as President, Executive VP of Worldwide
         Exploration and other executive positions at Unocal and other companies.

     HIGHLIGHTS
                               Three months ended            Six months ended
                                    June 30                       June 30
                            --------------------------------------------------
                                              %                          %
                            2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Financial
      (millions, except
       per unit amounts)

     Gross revenues(1)   $ 1,312   $   608    116   $ 2,448   $ 1,190    106
     Funds flow              753       326    131     1,385       637    117
       Basic per unit       2.00      1.37     46      3.77      2.68     41
       Diluted per unit     1.98      1.35     47      3.74      2.65     41
     Net loss               (323)     (186)   (74)     (245)      (90)  (172)
       Basic per unit      (0.86)    (0.77)   (12)    (0.67)    (0.37)   (81)
       Diluted per unit    (0.86)    (0.77)   (12)    (0.67)    (0.37)   (81)
     Capital expenditures,
      net(2)                 247       484    (49)      525       700    (25)
     Long-term debt at
      period-end           3,683     1,823    102     3,683     1,823    102
     Convertible
      debentures(3)          334         -    100       334         -    100
     Distributions
      paid(4)            $   383   $   243     58   $   720   $   485     48

     Operations

     Daily production
       Natural gas
        (mmcf/d)             487       334     46       493       337     46
       Light oil and
        NGL (bbls/d)      81,957    49,635     65    81,818    49,372     66

       Heavy oil
        (bbls/d)          27,460    21,288     29    27,399    21,945     25
     -------------------------------------------------------------------------
     Total production
      (boe/d)            190,515   126,599     50   191,403   127,518     50
     -------------------------------------------------------------------------
     Average sales
      price
       Natural gas
        (per mcf)        $ 10.20   $  7.55     35   $  9.08   $  7.57     20
       Light oil and
        NGL (per bbl)     111.88     65.24     71    100.34     62.39     61
       Heavy oil
        (per bbl)          93.12     42.45    119     79.91     41.73     91

     Netback per boe
       Sales price       $ 87.60   $ 52.63     66   $ 77.71   $ 51.35     51
       Risk management
        (loss) gain       (12.01)     0.03   (100)    (7.69)     0.16   (100)
     -------------------------------------------------------------------------
       Net sales price     75.59     52.66     44     70.02     51.51     36
       Royalties           15.35      9.82     56     13.79      9.72     42
       Operating expenses  11.91     10.94      9     11.77     10.82      9
       Transportation       0.49      0.52     (6)     0.49      0.53     (8)
     -------------------------------------------------------------------------
       Netback           $ 47.84   $ 31.38     52   $ 43.97   $ 30.44     44
     -------------------------------------------------------------------------

     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excludes business combinations.
     (3) Assumed on the Canetic and Vault acquisitions at period-end.
     (4) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.

     DRILLING PROGRAM

                               Three months ended           Six months ended
                                    June 30                     June 30
                      --------------------------------------------------------
                              2008          2007           2008          2007
                      --------------------------------------------------------
                       Gross   Net   Gross   Net   Gross    Net   Gross   Net
     -------------------------------------------------------------------------
     Natural gas          24    10       5     3     105     52      54    25
     Oil                  26    10      24     8     104     56      77    44
     Dry                   2     2       1     1       6      6       5     4
     -------------------------------------------------------------------------
                          52    22      30    12     215    114     136    73
     Stratigraphic
      and service          3     1       4     1      26     24      19    15
     -------------------------------------------------------------------------
     Total                55    23      34    13     241    138     155    88
     -------------------------------------------------------------------------
     Success rate(1)           91%           92%            95%           95%
     -------------------------------------------------------------------------
     (1) Success rate is calculated excluding stratigraphic and service wells.

     UNDEVELOPED LANDS

                                                                As at June 30
                                                 -----------------------------
                                                   2008       2007   % change
     -------------------------------------------------------------------------
     Gross acres (000s)                           4,466      3,969         13
     Net acres (000s)                             3,612      3,470          4
     Average working interest                       81%        87%         (7)
     -------------------------------------------------------------------------

     FARM-OUT ACTIVITY

                                     Three months ended      Six months ended
                                           June 30                June 30
                                    ------------------------------------------
                                        2008       2007       2008       2007
                                    ------------------------------------------
     Wells drilled on farm-out
      lands(1)                            46         16         79        106
     -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-
         entries, by independent operators pursuant to farm-out agreements.

     CORE AREA ACTIVITY

                             Net wells drilled for           Undeveloped land
                              the six months ended        as at June 30, 2008
     Core Area                       June 30, 2008    (thousands of net acres)
     -------------------------------------------------------------------------
     Gas                                        42                      1,682
     Light oil                                  34                        754
     Heavy oil                                  62                      1,176
     -------------------------------------------------------------------------
                                               138                      3,612
     -------------------------------------------------------------------------

     TRUST UNIT DATA

                               Three months ended            Six months ended
                                    June 30                       June 30
                          ----------------------------------------------------
                                              %                          %
     (millions of units)    2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Weighted average
       Basic               376.2     239.0      57    367.9     238.0      55
       Diluted             380.2     241.5      57    370.7     240.3      54
     Outstanding as at
      June 30                                         377.6     239.2      58
     -------------------------------------------------------------------------

     On January 11, 2008, Penn West issued approximately 124.3 million trust units on the closing of the Canetic acquisition and on January 10, 2008, Penn
West issued approximately 5.6 million trust units on the closing of the Vault acquisition.

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     During the second quarter of 2008, Penn West's efforts focused on the successful execution of our 2008 capital exploration and development program,

the integration of the Canetic Resources assets into Penn West, and the advancement of a number of our resource plays and enhanced oil recovery projects. We believe that Penn West has an excellent inventory of projects that will add significant value in the future.
     Penn West recorded the highest funds flow in its history in the second quarter of 2008 at $753 million (or $2.00 per unit-basic). Second quarter funds flow was up 131 percent over the second quarter of 2007 when funds flow totaled $326 million ($1.37 per unit-basic). For the full-year, we forecast funds flow between $2.8 billion and $3.0 billion ($7.40 to $7.90 per unit-basic) with forecasted pro forma production unchanged at between 195,000 and 205,000 barrels of oil equivalent (boe) per day. Subject to this forecast funds flow and capital expenditures, our Board of Directors recently resolved to maintain our distributions at $0.34 per unit per month for the next three months. We believe that the current pricing environment presents Penn West with the opportunity to reduce a portion of the debt which was assumed in the
Canetic and Petrofund acquisitions. This strategy of prudent debt management will provide improved future capability to expand our project inventory through timely and selective strategic initiatives, including the development of new play areas, acquisitions and the application of new technologies.
     As part of our balance sheet maintenance, we've taken steps to diversify our capital structure. This was achieved through the issuance of the previously announced US$480 million and CAD$30 million unsecured notes with fixed terms ranging from eight to 12 years. Subsequent to the close of the quarter we successfully closed an additional offering of CAD$114 million of privately placed 10-year term unsecured notes in the United Kingdom. The proceeds of these notes were used to repay a portion of Penn West's outstanding bank debt under its credit facilities. Also during the second quarter, Penn West completed all regulatory requirements to enable the sale of trust units by way of "at-the-market distributions" on both the TSX and the
NYSE. This provides Penn West additional financing flexibility for the next two years by allowing us to raise limited amounts of equity in the markets at timing favourable to the Trust.
     Our corporate netbacks rose in the second quarter to $47.84 per boe, an increase of more than 52 percent over the second quarter of 2007 and
18 percent over the first quarter of 2008. While realized hedging losses were
$12.01 per boe for the second quarter of 2008 compared to a slight gain in the comparative 2007 period, we remain 60 percent unhedged through the end of
2008. This provides us with significant exposure to spot market pricing on an ongoing basis. We believe an active hedging program plays an important role in the overall financial management of Penn West and that these contracts provide us greater certainty with respect to future distributions, capital spending and acquisition economics. Accordingly, we will continue to manage our exposure to downside commodity price risk through the purchase of financial contracts while also positioning to retain upside price potential on a majority of our production.
     Production volumes during the second quarter averaged 190,515 boe per day compared to 192,291 boe per day in the first quarter of 2008 and 126,599 boe per day in the second quarter of 2007. The difference in production volumes from the first quarter of 2008 is due primarily to maintenance and turnaround outages which normally peak for our industry in the second quarter. Penn West remains on target to achieve our full-year average pro forma production target of between 195,000 and 205,000 boe per day.
     Penn West's capital program is on track to invest approximately
$1 billion in 2008. In the second quarter, we spent $247 million on a variety of exploration, development and enhanced recovery projects. Through the second quarter 23 net wells (138 net wells year-to-date 2008) were drilled with approximately half of the wells being oil and half natural gas with a drilling success rate of 91 percent. We spent $98 million to date in 2008 acquiring select acreage as part of our broader resource play strategy. Penn West had approximately 3.6 million net acres of undeveloped land at the end of the second quarter. As part of being a responsible steward of the environment, we spent $37 million on environmental clean-up and reclamation initiatives in the first six months of 2008. We have successfully executed on our development plans despite earlier wet weather slowdowns and we are very encouraged by our results to date. We maintain our strategy of selectively evaluating acquisitions which we feel will add both near and long-term value for unitholders while we continue to evaluate our portfolio of properties and look to rationalize our extensive asset base.
     In July 2008, we closed the acquisition of Endev Energy Inc. adding approximately 3,500 boe per day of mostly natural gas-weighted assets and some
100,000 net acres of undeveloped land to our portfolio of producing oil and natural gas properties. The deal was valued at approximately $160 million and provides additional consolidation of assets for Penn West in our Plains natural gas area.
     Recently the Government of Alberta announced their commitment of
$2 billion to assist in the funding of carbon capture and storage (CCS)
projects as part of a broader mandate to address greenhouse gas emissions. The
Alberta Carbon Capture and Storage Development Council was formed earlier this year and is a joint committee representing industry, academia and government.
The mandate of this council is to develop Alberta's implementation plan to move ahead with CCS projects in Alberta by the fall of 2008. Penn West is represented on this council by Penn West's Chief Executive Officer, Bill
Andrew. Penn West is an industry leader in CO(2) enhanced oil recovery (EOR)
technology across Western Canada. Our industry-leading CO(2) EOR technology combined with our dominant position in large legacy oil fields plus our financial capacity to execute these projects makes us a natural partner for emitters and the government to develop large-scale commercial CCS projects.
During the second quarter, we began injecting CO(2) at our South Swan Hills
CO (2) pilot; additionally, we began production from our two horizontal wells at our expanded Pembina CO(2) project. Discussions are ongoing with several emitters and provincial governments in both Saskatchewan and Alberta as we continue to seek a long-term CO(2) source for our portfolio of proposed commercial EOR projects.
     In the volatile North American capital markets, we continue to see a significant disconnect between the inherent value represented in Penn West units and the value of our units in the market. The markets continue to experience weakness resulting from general cynicism over the state of the U.S.
economy, weak results in the financial sector and continued fallout from the decline in the U.S. housing market. The malaise has spread to a wider market presence evidenced by weakness in sectors showing strong results, such as the oil and gas industry. We are confident that our efforts both near and long-term will be recognized by the markets.
     We believe Penn West is well-positioned to reduce debt, push forward with an expanding suite of conventional development, resource plays and enhanced oil recovery projects. Our financial position remains strong and we are well on our way to achieving another successful year in 2008.
     On a final note, we wish to welcome Mr. Jeff Collins to the role of Vice
President, Corporate Development and Strategic Planning; Ms. Wendy Henkelman,
Vice President, Treasury and Compliance; and Mr. Jeff Curran, Vice President,
Accounting and Reporting. All these individuals bring extensive senior management experience to Penn West. We look forward to the positive impacts which Mr. Collins, Ms. Henkelman, and Mr. Curran will bring to our Penn West team.

     <<
     On behalf of the Board of Directors,

     (signed) "William E. Andrew"         (signed) "Murray R. Nunns"

     William E. Andrew                    Murray R. Nunns
     Chief Executive Officer and          President and Chief Operating
     Director                             Officer

     Calgary, Alberta
     August 6, 2008
     >>

     Outlook

     This outlook section is included to provide unitholders with information as to management's expectations as at August 6, 2008 for production, funds flow and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     Oil prices reached record levels during the second quarter of 2008 and the outlook for natural gas prices remains positive resulting in high forecasted prices throughout 2008 for both commodities. We continue to expect a strong Canadian dollar compared to the U.S. dollar for the remainder of
2008.
     Including the Canetic, Vault and Endev acquisitions, Penn West continues to forecast pro forma production between 195,000 boe per day and 205,000 boe per day for 2008. Based on a 2008 average forecast WTI oil price of US$118.43 per barrel, a 2008 average natural gas price at AECO of $8.43 per GJ and an average CAD/USD exchange rate of par for 2008, our funds flow forecast for
2008, as at August 6, 2008, is between $2.8 billion and $3.0 billion ($7.40 to
$7.90 per unit-basic). Excluding corporate acquisitions, our forecast 2008 capital expenditures are unchanged at approximately $1.0 billion. In addition, other components of funds flow have been modestly adjusted to reflect experience gained to date in 2008.
     Our prior forecast, released on May 6, 2008 with our first quarter 2008 results and filed on SEDAR at www.sedar.com, was also based on 2008 capital expenditures (excluding corporate acquisitions) of approximately $1.0 billion and pro forma production between 195,000 boe per day and 205,000 boe per day.
At that time, we forecasted a 2008 oil price of WTI US$107.00 per barrel, an
AECO natural gas price of $8.50 per GJ and a CAD/USD exchange rate of par.
Based on these assumptions, we forecasted funds flow between $2.7 billion and
$2.9 billion ($7.15 to $7.70 per unit-basic).

     Financial Exposure to SemGroup, L.P. Creditor Protection Program

     Penn West had contracts to deliver a small portion of its oil production to subsidiary companies of SemGroup L.P. who recently announced (on July 22,
2008) they are seeking creditor protection in both Canada and the U.S. Penn
West estimates its maximum exposure to the financial difficulties of these companies to be $16 million for the June 1, 2008 to July 22, 2008 period. The collectability of these amounts is uncertain however the amount is not material to Penn West's financial position. Deliveries in Canada subsequent to
July 22, 2008 and in the U.S. subsequent to August 1, 2008 will be on prepaid basis.

     Non-GAAP Measures Advisory

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow, netback, net asset value and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess the ability to fund distributions and planned capital programs. Netback or netbacks is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties and operating costs. Net asset value is defined as discounted future reserve value less any outstanding debt. Payout ratio represents distributions divided by funds flow and is used to assess the adequacy of funds flow remaining to fund capital programs.

     <<
     Calculation of Funds Flow

                                      Three months ended     Six months ended
                                            June 30               June 30
                                   -------------------------------------------
     (millions, except per
      unit amounts)                     2008       2007       2008       2007
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                    $    671   $    318   $  1,038   $    614
     Increase in non-cash
      working capital                     59          -        310          5
     Asset retirement expenditures        23          8         37         18
     -------------------------------------------------------------------------
     Funds flow                     $    753   $    326   $  1,385   $    637
     -------------------------------------------------------------------------

     Basic per unit                 $   2.00   $   1.37   $   3.77   $   2.68
     Diluted per unit               $   1.98   $   1.35   $   3.74   $   2.65
     -------------------------------------------------------------------------
     >>

     Oil and Gas Information Advisory

     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:
future distribution levels; the benefits anticipated to be derived from the acquisition of Endev; the quality of our project inventory and our ability to add value exploiting that inventory; the information set forth under the heading "Outlook" and elsewhere herein regarding management's current expectations as to commodity prices, U.S./Canadian dollar exchange rates, production volumes, funds flow and net capital expenditures for 2008; our intention to reduce our debt levels and the benefits anticipated to be derived therefrom; our commodity hedging strategy and the benefits anticipated to be derived therefrom; our business strategy as it relates to acquisitions and the rationalization of our asset base; our intention to pursue CCS projects; the recognition by the markets of our near and long-term activities; the nature and quality of our assets and our ability to successfully develop those assets; the long-term exploration, development and enhanced oil recovery potential of our conventional and unconventional projects; and the extent of our financial exposure to losses as a result of SemGroup, L.P. entering into creditor protection.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities.
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs;
risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in
Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust, Canetic Resources Trust and Endev Energy
Inc.; changes in tax laws; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for acquisitions and mergers; and
the other factors described in Penn West's public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     <<
                            Penn West Energy Trust
                          Consolidated Balance Sheets

     (CAD millions, unaudited)            June 30, 2008     December 31, 2007
     -------------------------------------------------------------------------

     Assets
     Current
       Accounts receivable                $         686     $             277
       Future income taxes                          238                    45
       Other                                         71                    46
     -------------------------------------------------------------------------
                                                    995                   368
     -------------------------------------------------------------------------
     Property, plant and equipment               12,497                 7,413
     Goodwill                                     1,999                   652
     -------------------------------------------------------------------------
                                                 14,496                 8,065
     -------------------------------------------------------------------------
                                          $      15,491     $           8,433
     -------------------------------------------------------------------------

     Liabilities and unitholders' equity
     Current
       Accounts payable and accrued
        liabilities                       $         707     $             359
       Distributions payable                        128                    82
       Risk management                              930                   148
       Convertible debentures                         5                     -
     -------------------------------------------------------------------------
                                                  1,770                   589
     Long-term debt                               3,683                 1,943
     Convertible debentures                         329                     -
     Risk management                                308                     -
     Asset retirement obligations                   614                   413
     Future income taxes                          1,344                   918
     -------------------------------------------------------------------------
                                                  8,048                 3,863
     -------------------------------------------------------------------------
     Unitholders' equity
     Unitholders' capital                         7,743                 3,877
     Contributed surplus                             53                    35
     Retained earnings (deficit)                   (353)                  658
     -------------------------------------------------------------------------
                                                  7,443                 4,570
     -------------------------------------------------------------------------
                                          $      15,491     $           8,433
     -------------------------------------------------------------------------

                            Penn West Energy Trust
     Consolidated Statements of Operations and Retained Earnings (Deficit)

                                     Three months ended      Six months ended
                                           June 30               June 30
                                    ------------------------------------------
     (CAD millions, except per
      unit amounts, unaudited)          2008       2007       2008       2007
     -------------------------------------------------------------------------

     Revenues
       Oil and natural gas          $  1,520   $    608   $  2,716   $  1,187
       Royalties                        (267)      (113)      (481)      (224)
     -------------------------------------------------------------------------
                                       1,253        495      2,235        963

       Risk management (loss) gain
         Realized                       (208)         -       (268)         3
         Unrealized                     (837)         5     (1,030)       (30)
     -------------------------------------------------------------------------
                                         208        500        937        936
     -------------------------------------------------------------------------

     Expenses
       Operating                         210        127        415        252
       Transportation                      9          6         17         12
       General and administrative         36         16         71         34
       Financing                          48         25        100         41
       Depletion, depreciation and
        accretion                        394        218        790        433
       Risk management (gain) loss
        - unrealized                       -         (1)        (7)         3
       Unrealized foreign exchange
        loss (gain)                       10         (4)        27         (4)
     -------------------------------------------------------------------------
                                         707        387      1,413        771
     -------------------------------------------------------------------------
     Income (loss) before taxes         (499)       113       (476)       165
     -------------------------------------------------------------------------

     Taxes
       Future income tax (reduction)
        expense                         (176)       299       (231)       255
     -------------------------------------------------------------------------
                                        (176)       299       (231)       255
     -------------------------------------------------------------------------

     Net loss and comprehensive
      loss                          $   (323)  $   (186)  $   (245)  $    (90)

     Retained earnings, beginning
      of period                     $    354   $  1,314   $    658   $  1,460
       Distributions declared           (384)      (243)      (766)      (485)
     -------------------------------------------------------------------------
     Retained earnings (deficit),
      end of period                 $   (353)  $    885   $   (353)  $    885
     -------------------------------------------------------------------------

     Net loss per unit
       Basic                        $  (0.86)  $  (0.77)  $  (0.67)  $  (0.37)
       Diluted                      $  (0.86)  $  (0.77)  $  (0.67)  $  (0.37)
     Weighted average units
      outstanding (millions)
       Basic                           376.2      239.0      367.9      238.0
       Diluted                         376.2      239.0      367.9      238.0
     -------------------------------------------------------------------------

                            Penn West Energy Trust
                     Consolidated Statements of Cash Flows

                                     Three months ended      Six months ended
                                           June 30               June 30
                                     -----------------------------------------
     (CAD millions, unaudited)          2008       2007       2008       2007
     -------------------------------------------------------------------------

     Operating activities
       Net loss                     $   (323)  $   (186)  $   (245)  $    (90)
       Depletion, depreciation and
        accretion                        394        218        790        433
       Future income tax (reduction)
        expense                         (176)       299       (231)       255

       Unit-based compensation            11          5         21         10
       Risk management                   837         (6)     1,023         33
       Unrealized foreign exchange
        loss (gain)                       10         (4)        27         (4)
       Asset retirement expenditures     (23)        (8)       (37)       (18)
       Change in non-cash working
        capital                          (59)         -       (310)        (5)
     -------------------------------------------------------------------------
                                         671        318      1,038        614
     -------------------------------------------------------------------------

     Investing activities
       Acquisition of property,
        plant and equipment              (16)      (360)       (17)      (416)
       Disposition of property,
        plant and equipment                -          9          5         48
       Additions to property, plant
        and equipment                   (231)      (133)      (513)      (332)
       Canetic and Vault acquisition
        costs                              -          -        (28)         -
       Change in non-cash working
        capital                         (147)       (52)       (27)       (36)
     -------------------------------------------------------------------------
                                        (394)      (536)      (580)      (736)
     -------------------------------------------------------------------------

     Financing activities
       Proceeds from issuance of
        notes                            505        509        505        509
       Redemption of convertible
        debentures                         -          -        (24)         -
       Repayment of Canetic and
        Vault credit facilities            -          -     (1,557)         -
       (Decrease) increase in bank
        loan                            (471)       (84)     1,208         33
       Issue of equity                    24         12         37         18
       Distributions paid               (335)      (219)      (627)      (438)
     -------------------------------------------------------------------------
                                        (277)       218       (458)       122
     -------------------------------------------------------------------------

     Change in cash                        -          -          -          -
     Cash, beginning of period             -          -          -          -
     -------------------------------------------------------------------------
     Cash, end of period            $      -   $      -   $      -   $      -
     -------------------------------------------------------------------------

     Interest paid                  $     66   $     25   $     92   $     38
     Income taxes paid              $      5   $      5   $      6   $      5
     -------------------------------------------------------------------------

                              Investor Information
     -------------------------------------------------------------------------
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     A conference call will be held to discuss Penn West's results at
9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time, on

August 8, 2008. The North American conference call number is 800-731-5774 toll-free or 416-644-3419 in the Toronto area. A taped recording will be available until August 15, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21276122 followed by the pound sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2322540

     Penn West expects to file its Management's Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - Ninth
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 17:34e 07-AUG-08